Exhibit 99.1
Shanda Games Reports First Quarter 2010 Unaudited Results
Shanghai, China—June 2, 2010—Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2010.
First quarter 2010 Financial Highlights(1)
•	Net revenues increased 10% year-over-year and decreased 14% quarter-over-quarter to RMB1,143.2 million (US$167.5 million).

•
Massively multi-player online role-playing games (MMORPGs) revenues increased 8% year-over-year and decreased 19% quarter-over-quarter to RMB1,022.9 million (US$149.9 million). Active paying accounts (APA) for MMORPGs increased 2% quarter-over-quarter to 9.62 million, and average monthly revenue per active paying account (ARPU) for MMORPGs decreased 21% quarter-over-quarter to RMB35.4.

•
Advanced casual games revenues increased 7% year-over-year and 48% quarter-over-quarter to RMB93.5 million (US$13.7 million). APA for advanced casual games increased 6% quarter-over-quarter to 1.07 million, and ARPU for advanced casual games increased 39% quarter-over-quarter to RMB29.0.

•
Operating income decreased 6% year-over-year and 21% quarter-over-quarter to RMB378.1 million (US$55.4 million). Operating margin was 33.1% in the first quarter of 2010, compared to 38.5% in the first quarter of 2009 and 36.0% in the fourth quarter of 2009.

•
GAAP net income attributable to ordinary shareholders increased 7% year-over-year and decreased 21% quarter-over-quarter to RMB329.0 million (US$48.2 million). GAAP earnings per diluted ADS were RMB1.14 (US$0.16), compared with RMB1.12 in the first quarter of 2009 and RMB1.44 in the fourth quarter of 2009.

•
Non-GAAP(2) net income attributable to ordinary shareholders increased 8% year-over-year and decreased 24% quarter-over-quarter to RMB341.9 million (US$50.1 million). Non-GAAP earnings per diluted ADS were RMB1.18 (US$0.18), compared with RMB1.16 in the first quarter of 2009 and RMB1.54 in the fourth quarter of 2009.

(1)
The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.8263 to US$1.00 as published by the People’s Bank of China on March 31, 2010. The percentages stated in this press release are calculated based on the RMB amounts.

(2)	Non-GAAP measures are disclosed and reconciled to the corresponding GAAP measures in the section below titled “Non-GAAP Financial Measures”.
“Our results for the first quarter were within our expectations as we worked to address the revenue decline resulting from our launch of an expansion pack for Mir II in late 2009,” said Mr. Alan Tan, Chairman and CEO of Shanda Games. “We are very encouraged by the progress we are making to reverse the decline in revenues from Mir II. To address the issues that caused the decline of Mir II, we launched new server regions without the December expansion pack in March. At the end of April, we also launched an expansion pack with features which we believe have helped to improve the ecosystem within the game. As a result of these efforts, we have been able to retain and grow our user base in the first quarter and have seen signs that user consumption in the game is stabilizing.”

Mr. Tan added, “We have a strong pipeline of new games we will introduce in the second half of this year and the first half of 2011, including “Dragon Nest,” “Hades Realm II” and “Legend of Immortals.” Looking forward, we will continue to build upon our strengths. We have the largest and most diversified game portfolio in the industry, strong brand recognition, a multi-channel sourcing strategy built upon a global network of partners, and a longstanding reputation as an industry innovator. With a lineup of high-quality games that we plan to introduce in 2010 and 2011, a top management team, and a deep user base, I remain confident in our long term growth potential.”
Conference Call and Webcast Notice
Shanda Games will host a conference call at 9:00 a.m. on June 2, 2010 Beijing/Hong Kong time (9:00 p.m. on June 1, 2010 Eastern Time), to discuss its first quarter results. A live webcast of the conference call will be available on the Company’s investor relations website at http://ir.shandagames.com.
First quarter 2010 Financial Results
Net Revenues. In the first quarter of 2010, Shanda Games reported net revenues of RMB1,143.2 million (US$167.5 million), representing an increase of 10% from RMB1,040.0 million in the first quarter of 2009 and a decrease of 14% from RMB1,336.2 million in the fourth quarter of 2009. Revenues from MMORPGs and advanced casual games accounted for 90% and 8% of total net revenues, respectively. Other revenues accounted for 2% of total net revenues.
Net revenues from MMORPGs were RMB1,022.9 million (US$149.9 million), representing an increase of 8% from RMB946.8 million in the first quarter of 2009 and a decrease of 19% from RMB1,270.2 million in the fourth quarter of 2009. APA for MMORPGs increased 2% quarter-over-quarter to 9.62 million in the first quarter of 2010, and, as a result, ARPU for MMORPGs decreased 21% sequentially to RMB35.4. The sequential decrease in MMORPG revenues was primarily due to the launch of an expansion pack in Mir II in late 2009 that was not well-received by users.
Net revenues from advanced casual games were RMB93.5 million (US$13.7 million), representing increases of 7% from RMB87.6 million in the first quarter of 2009 and 48% from RMB63.3 million in the fourth quarter of 2009. The quarter-over-quarter increase was primarily due to a stronger seasonality for advanced casual games in the first quarter, as well as the launch of large expansion packs for two of our major advanced casual games. As a result, APA for advanced casual games increased 6% sequentially to 1.07 million, and ARPU increased 39% sequentially to RMB29.0.

Other revenues in the first quarter of 2010 were RMB26.8 million (US$3.9 million), compared with RMB5.6 million in the first quarter of 2009 and RMB2.7 million in the fourth quarter of 2009. The year-over-year and quarter-over-quarter increase in other revenues was mainly due to the acquisition of Mochi Media in the first quarter of 2010.
Cost of Revenues. Cost of revenues for the first quarter of 2010 was RMB469.2 million (US$68.8 million), representing a 13% increase from RMB414.7 million in the first quarter of 2009 and a 12% decrease from RMB534.3 million in the fourth quarter of 2009. The quarter-over-quarter decline in the cost of revenues was mainly due to both a decrease in royalty fees paid to third parties as a result of a decline in revenues from licensed games and a decrease in platform fees, which are calculated based upon the Company’s revenues, paid to Shanda Online, but partially offset by an increase in the amortization of intangible assets as a result of the acquisitions of Mochi Media and Goldcool Games in the first quarter.
Gross Profit. Gross profit for the first quarter of 2010 was RMB674.0 million (US$98.7 million), compared with RMB625.3 million in the first quarter of 2009 and RMB801.9 million in the fourth quarter of 2009. Gross margin was 59.0% in the first quarter of 2010, compared with 60.1% in the first quarter of 2009 and 60.0% in the fourth quarter of 2009.
Operating Expenses. Total operating expenses for the first quarter of 2010 were RMB295.9 million (US$43.3 million), compared with RMB224.7 million in the first quarter of 2009 and RMB320.3 million in the fourth quarter of 2009. Research and development expenses were flat sequentially and represented 9.1% of net revenues, compared with 7.7% in the first quarter of 2009 and 7.9% in the fourth quarter of 2009. Sales and marketing expenses declined sequentially primarily due to lower distribution fees, paid to an affiliate of Shanda Online mainly as a result of lower revenues, and lower marketing expenses. Sales and marketing expenses represented 9.4% of net revenues, compared with 6.9% in the first quarter of 2009 and 9.7% in the fourth quarter of 2009. General and administrative expenses declined sequentially as a result of a decline in share-based compensation expense, offset by increases in bad debt reserve, wages arising from acquisitions and amortization of intangibles. General and administrative expenses accounted for 7.4% of net revenues, compared with 7.0% in the first quarter of 2009 and 6.4% in the fourth quarter of 2009.
Share-based compensation was RMB12.9 million (US$1.9 million) in the first quarter of 2010, compared with RMB8.4 million in the first quarter of 2009 and RMB32.0 million in the fourth quarter of 2009. The sequential decline was primarily due to the departure of certain senior executives in the first quarter and the net effect of a failure to meet certain performance targets related to stock option awards, partially offset by an increase in share-based compensation costs related to the acquisition of Mochi Media.
Operating Income. Operating income for the first quarter of 2010 was RMB378.1 million (US$55.4 million), compared with RMB400.6 million in the first quarter of 2009 and RMB481.6 million in the fourth quarter of 2009. Operating margin was 33.1% in the first quarter of 2010, compared to 38.5% in the first quarter of 2009 and 36.0% in the fourth quarter of 2009.

Non-GAAP(2) Operating Income. Non-GAAP operating income for the first quarter of 2010 was RMB391.0 million (US$57.3 million), compared with RMB409.0 million in the first quarter of 2009 and RMB513.6 million in the fourth quarter of 2009. Non-GAAP operating margin was 34.2% in the first quarter of 2010, compared with 39.3% in the first quarter of 2009 and 38.4% in the fourth quarter of 2009.
Other Income, Net. Other income, net, for the first quarter of 2010 was RMB53.5 million (US$7.8 million), compared with RMB3.8 million in the first quarter of 2009 and RMB73.3 million in the fourth quarter of 2009. Other income, net, consists primarily of government subsidies, which totaled RMB55.5 million (US$8.1 million) in the first quarter of 2010, compared with RMB1.0 million in the first quarter of 2009 and RMB76.8 million in the fourth quarter of 2009.
Income Tax Expense. Income tax expense for the first quarter of 2010 was RMB109.7 million (US$16.0 million), as compared with RMB89.6 million in the first quarter of 2009 and RMB128.4 million in the fourth quarter of 2009.
Net Income Attributable to Ordinary Shareholders. Net income for the first quarter of 2010 was RMB329.0 million (US$48.2 million), an increase of 7% from RMB308.0 million in the first quarter of 2009 and a decrease of 21% from RMB415.2 million in the fourth quarter of 2009. Earnings per diluted ADS in the first quarter of 2010 were RMB1.14 (US$0.16), compared with RMB1.12 in the first quarter of 2009 and RMB1.44 in the fourth quarter of 2009.
Non-GAAP(2) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the first quarter of 2010 was RMB341.9 million (US$50.1 million), compared with RMB316.4 million in the first quarter of 2009 and RMB447.2 million in the fourth quarter of 2009. Non-GAAP earnings per diluted ADS in the first quarter of 2010 were RMB1.18 (US$0.18), compared with RMB1.16 in the first quarter of 2009 and RMB1.54 in the fourth quarter of 2009.
Cash, Cash Equivalent, Short-Term Investments, and Restricted Cash. In the first quarter of 2010 the Company generated RMB379.1 million (US$55.5 million) in cash flows from operating activities. The Company’s cash, cash equivalent, short-term investments, and restricted cash increased from RMB2,611.6 million as of December 31, 2009 to RMB2,847.6 million (US$417.2 million) as of March 31, 2010.
Recent Business Highlights
On March 16, 2010, Shanda Games started open-beta testing for “Woool: Legend of Heroes,” a sequel for one of the Company’s MMORPGs, “Woool.”
On May 18, 2010, Shanda Games started unlimited closed-beta testing of “JX3,” a 3D fantasy MMORPG that the Company co-operates with Kingsoft Corporation Limited.

On May 26, 2010, Shanda Games hosted a game show named “ALLSTAR” to unveil major upcoming titles to the gamer community. Most of these games are scheduled for release during the second half of this year and the first half of 2011, including “Legend of Immortals,” “Hades Realm II,” “Dragon Nest,” the web version of “Woool: Legend of Heroes,” “The King of Fighters Online,” “The Age II,” “Bubble Fighter” and “World Zero.”
Share Repurchase
On March 1, 2010, the Company’s Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to $150 million worth of its outstanding ADSs during the next twenty four (24) months. To date, the Company has repurchased approximately 2.9 million ADSs for an aggregate consideration of US$20.1 million.
Note to the Financial Information
The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.
Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted operating income, adjusted net income attributable to ordinary shareholders and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company, the success of any existing or future acquisitions or investments, the introduction of expansion packs to existing titles, the introduction and timing of new game titles, and the future benefits brought by these new games, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the steps the Company has taken to reverse the decline in revenues from Mir II are not effective, there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release, such games and any related expansion packs are not well received by users in China, the games fail to meet the expectations of end users, and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
Contact
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Savoy Lee, Director (China)
Taylor Rafferty
Phone: +852-2167-2005
Email: savoy.lee@taylor-rafferty.com
Alan Oshiki, Managing Director (U.S.A.)
Taylor Rafferty
Phone: +1-212-232-2354
Email: alan.oshiki@taylor-rafferty.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)

	As of December 31,	As of March 31,
	2009	2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,799.1	2,073.4	303.8
Restricted cash	54.5	0.8	0.1
Short-term investments	758.0	773.4	113.3
Marketable securities	9.2	8.7	1.3
Accounts receivable, net of allowance for doubtful accounts	18.5	31.8	4.7
Accounts receivable due from related parties	405.9	406.2	59.5
Deferred licensing fees and related costs	53.6	57.0	8.4
Prepayments and other current assets	112.8	101.9	14.8
Other receivables due from related parties	6.2	5.5	0.8
Deferred tax assets	79.6	80.1	11.7

Total current assets	3,297.4	3,538.8	518.4

Investment in affiliated companies	8.7	11.4	1.7
Property and equipment	139.8	141.1	20.7
Intangible assets	517.2	952.5	139.5
Goodwill	170.1	358.8	52.6
Long-term deposits	64.8	66.2	9.7
Other long term assets	113.4	120.2	17.5
Non-current deferred tax assets	16.1	7.9	1.2

Total assets	4,327.5	5,196.9	761.3

LIABILITIES
Current liabilities:
Short-term borrowings	15.0	15.0	2.2
Accounts payable	27.3	30.1	4.4
Accounts payable due to related parties	70.8	68.5	10.0
Licensing fees payable	224.5	196.6	28.8
Taxes payable	142.5	127.6	18.7
Deferred revenue	250.9	263.1	38.5
Other payables and accruals	433.5	456.5	67.0
Other payables due to related parties	19.9	438.8	64.3
Deferred tax liabilities	76.6	93.1	13.6

Total current liabilities	1,261.0	1,689.3	247.5

Long-term liabilities	6.1	9.2	1.3
Non-current deferred tax liabilities	31.2	187.2	27.4
Non-current deferred revenue	3.5	24.2	3.6

Total liabilities	1,301.8	1,909.9	279.8

SHAREHOLDERS’ EQUITY
Ordinary shares	42.0	41.6	6.1
Additional paid-in capital	1,229.2	1,273.9	186.6
Statutory reserves	127.0	127.0	18.6
Accumulated other comprehensive gain	(58.6)	(53.7)	(7.9)
Retained earnings	1,480.2	1,684.0	246.7

Total Shanda Games Limited shareholders’ equity	2,819.8	3,072.8	450.1
Non-controlling interests	205.9	214.2	31.4

Total shareholders’ equity	3,025.7	3,287.0	481.5

Total liabilities and shareholders’ equity	4,327.5	5,196.9	761.3

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the three months period ended,
	March 31,	December 31,
	2009	2009	March 31, 2010
	RMB	RMB	RMB	US$
Net revenues:
MMORPGs revenues	946.8	1,270.2	1,022.9	149.9
Advanced casual game revenues	87.6	63.3	93.5	13.7
Other revenues	5.6	2.7	26.8	3.9

Total net revenues	1,040.0	1,336.2	1,143.2	167.5

Cost of revenues	(414.7)	(534.3)	(469.2)	(68.8)

Gross profit	625.3	801.9	674.0	98.7

Operating expenses:
Product development	(80.2)	(105.5)	(104.1)	(15.2)
Sales and marketing	(71.6)	(129.3)	(107.6)	(15.7)
General and administrative	(72.9)	(85.5)	(84.2)	(12.4)

Total operating expenses	(224.7)	(320.3)	(295.9)	(43.3)

Income from operations	400.6	481.6	378.1	55.4
Interest income	5.6	8.5	9.5	1.4
Other income, net	3.8	73.3	53.5	7.8

Income before income tax expenses, equity in affiliated companies, and minority interests	410.0	563.4	441.1	64.6

Income tax expenses	(89.6)	(128.4)	(109.7)	(16.0)
Equity in loss of affiliated companies	(6.9)	(17.4)	(0.5)	(0.1)

Net income	313.5	417.6	330.9	48.5
Less: Net income attributable to non-controlling interests	(5.5)	(2.4)	(1.9)	(0.3)

Net income attributable to ordinary shareholders	308.0	415.2	329.0	48.2

Earnings per ordinary share
Basic	0.56	0.72	0.57	0.08
Diluted	0.56	0.72	0.57	0.08

Earnings per ADS
Basic	1.12	1.44	1.14	0.16
Diluted	1.12	1.44	1.14	0.16

Weighted average ordinary shares outstanding
Basic	550,000,000	576,087,000	575,479,214	575,479,214
Diluted	550,015,413	580,037,606	576,077,064	576,077,064

Weighted average ADS outstanding
Basic	275,000,000	288,043,500	287,739,607	287,739,607
Diluted	275,007,707	290,018,803	288,038,532	288,038,532

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Operating income	409.0	513.6	391.0	57.3
Share-based compensation cost	(8.4)	(32.0)	(12.9)	(1.9)
GAAP Operating income	400.6	481.6	378.1	55.4

Non-GAAP net income attributable to ordinary shareholders	316.4	447.2	341.9	50.1
Share-based compensation cost	(8.4)	(32.0)	(12.9)	(1.9)
GAAP net income attribute to ordinary shareholders	308.0	415.2	329.0	48.2

Non-GAAP diluted earnings per share	0.58	0.77	0.59	0.09
Share-based compensation cost per share	(0.02)	(0.05)	(0.02)	(0.01)

GAAP diluted earnings per share	0.56	0.72	0.57	0.08

Non-GAAP diluted earnings per ADS	1.16	1.54	1.18	0.18
Share-based compensation cost per ADS	(0.04)	(0.10)	(0.04)	(0.02)

GAAP diluted earnings per ADS	1.12	1.44	1.14	0.16

Supplemental disclosure of intangible assets amortization arising from acquisition included in:

Cost of revenues	(6.6)	(10.8)	(16.9)	(2.5)
Product development	—	—	(1.0)	(0.1)
Sales and marketing	—	—	(1.8)	(0.3)
General and administrative	—	—	(2.8)	(0.4)

Total	(6.6)	(10.8)	(22.5)	(3.3)